SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes  ☐                     No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes  ☐                     No  ☒

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes  ☐                     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release, dated May 17, 2010, entitled “Spreadtrum Communications, Inc. Announces First Quarter 2010 Fiscal Results”

Exhibit 99.2:	Press Release, dated May 27, 2010, entitled “Spreadtrum Communications Schedules Annual Shareholder Meeting for June 29, 2010”

Exhibit 99.3:	Notice of Annual General Meeting and Form of Proxy for Members

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/S/ LEO LI
Name:	Leo Li
Title:	Chief Executive Officer

Date: May 27, 2010

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	Press Release, dated May 17, 2010, entitled “Spreadtrum Communications, Inc. Announces First Quarter 2010 Fiscal Results”

Exhibit 99.2:	Press Release, dated May 27, 2010, entitled “Spreadtrum Communications Schedules Annual Shareholder Meeting for June 29, 2010”

Exhibit 99.3:	Notice of 2010 Annual General Meeting and Form of Proxy for Members

Exhibit 99.1

Spreadtrum Communications, Inc. Announces

First Quarter 2010 Fiscal Results

SHANGHAI, May 17, 2010 — Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum” or the “Company”), one of China’s leading wireless baseband chipset providers, today announced its unaudited financial results for the first quarter ended March 31, 2010.

FIRST QUARTER 2010 FINANCIAL SUMMARY:

•	Total revenue increased 23% quarter-over-quarter and 534% year-over-year to US$52.1 million, exceeding the Company’s previously guided range of US$40-43 million.

•	Gross profit was US$23.7 million compared to US$17.8 million in the previous quarter and US$1.6 million in 1Q09. Gross margin was 45.5% compared to 42.2% in the previous quarter and 19.4% in 1Q09.

•	Cash flows from operations were US$28.7 million, compared with US$9.5 million in the previous quarter, and compared with US$-0.5 million in 1Q09.

•	GAAP net income was US$6.6 million, compared with US$1.4 million in the previous quarter and a net loss of US$8.3 million in 1Q09.

•	GAAP net income per basic and diluted ADS was US$0.14 and US$0.13, respectively, an improvement from US$0.03 per basic and diluted ADS in 4Q09 and a loss of US$0.19 per basic and diluted ADS in 1Q09.

•

Non-GAAP net income was US$8.7 million, compared to US$2.9 million in 4Q09 and a net loss of US$7.7 million in 1Q09. Non-GAAP net income per diluted ADS was US$0.17, an improvement from US$0.06 per diluted ADS in 4Q09 and a loss of US$0.18 per diluted ADS in 1Q09.

BUSINESS HIGHLIGHTS:

Commenting on the results, Spreadtrum’s President and CEO, Dr. Leo Li said, “Our performance this quarter demonstrates our ability to consistently execute on our key objectives and drive business from both new and existing customers. Revenues for the first quarter grew a very impressive 534% year-over-year to $52.1 million, surpassing our initial guidance. In the first quarter, our ongoing improvements to product quality and customer service helped us gain market share in both 2G and 3G markets. I am confident that our robust and continuously expanding product portfolio will allow us to build on this positive momentum going forward.

For the second quarter, we anticipate revenue to be in the range of $65-68 million with maintained margin performance. Our recent strong performance gives us confidence in our ability to deliver continued growth in 2010. We are cognizant of the toughening competitive environment, capacity constraints, market uncertainty and growing pressures on ASPs. We will remain committed to executing on our strategic initiatives to overcome these challenges.”

Further commenting on the Q1 financial results, Shannon Gao, Spreadtrum CFO, also said, “In addition to this top-line expansion, net income reached $6.6 million, marking a third consecutive quarter of profitability, and gross margin climbed to 45.5%, a clear sign of our success in improving our product mix, maintaining pricing power, and controlling costs.”

FIRST QUARTER FISCAL YEAR 2010 FINANCIAL REVIEW:

Revenue

Revenue in 1Q10 totaled US$52.1 million, up from US$42.3 million in 4Q09 and US$8.2 million in 1Q09.

Unit shipments of baseband semiconductors in 1Q10 increased 17.6% sequentially and more than tripled on a year-over-year basis. Unit shipments of RF semiconductors in 1Q10 increased 35.3% sequentially and more than fivefold from 1Q09.

The average selling price per unit of baseband semiconductors in 1Q10 increased 2.2% sequentially and was up 34.8% year-over-year. The average selling price per unit of RF semiconductors in 1Q10 decreased 1.0% sequentially and increased 15.7% year-over-year.

Gross Profit and Margin

Gross profit for the quarter was US$23.7 million, up 33% from US$17.8 million in 4Q09 and up from US$1.6 million in 1Q09. Gross margin for the quarter was 45.5%, up from 42.2% in 4Q09 and up from 19.4% in 1Q09. Non-GAAP gross margin, adjusted to exclude share-based compensation, was 45.7%, a sequential increase from 42.4% in 4Q09 and a year-over-year increase from 20.5% in 1Q09.

Cost of revenue in 1Q10 totaled US$28.4 million, representing an increase of 16% from the previous quarter and more than three times from 1Q09 levels, attributable to an increase in sales across all major product lines.

Operating Margin

The Company’s operating margin for the quarter was 14.3%, compared to 5.9% in the previous quarter and negative 116.4% in 1Q09. The sequential and year-over-year improvements in operating margin were primarily driven by an increase in sales and gross profit, partially offset by increases in employee compensation expense and share-based compensation expense. Non-GAAP operating margin, adjusted to exclude share-based compensation expense was 18.3% in 1Q10, up from 9.4% in 4Q09 and negative 108.6% in 1Q09.

Total operating expenses in 1Q10, including selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, were US$16.2 million, representing an increase from US$15.3 million in 4Q09 and an increase from US$11.2 million in 1Q09. The sequential and year-over-year rises in operating expenses were primarily due to increases in employee compensation expense and share-based compensation expense, partially offset by an increase in earned government subsidies, which were recorded as a reduction of R&D expenses.

R&D expenses increased 4.6% sequentially and increased 54.0% year-over-year to US$12.0 million in 1Q10. The sequential increase was primarily attributable to a rise in employee compensation expense, partially offset by an increase in earned government subsidies, which were recorded as a reduction of R&D expenses. The year-over-year increase was mainly due to increases in employee compensation expense, share-based compensation attributable to R&D expenses and tape-out cost, partially offset by an increase in earned government subsidies, which were recorded as a reduction of R&D expenses.

SG&A expenses increased 10.0% sequentially and increased 26.0% year-over-year to US$4.3 million in 1Q10. The sequential increase resulted mainly from a rise in employee compensation expense. The year-over-year increase was also driven primarily by an increase in employee compensation expense, as well as a rise in share-based compensation attributable to SG&A expenses.

Non-Operating Income

In 1Q10, the Company recorded interest income of US$0.6 million, up from both the previous quarter and 1Q09 as a result of investing a higher balance of cash. Other income (net) in 1Q10 was a loss of US$0.1 million, compared to a loss of US$0.03 million in 4Q09 and a gain of US$0.4 million in 1Q09. The sequential and year-over-year decreases were primarily due to a decline in foreign exchange gain.

Net Income/Loss

The Company’s net income totaled US$6.6 million in 1Q10, compared to US$1.4 million in 4Q09 and a net loss of US$8.3 million in 1Q09. The sustained profitability was the result of increased sales of product lines with higher margins. Net profit margin was 12.6%, up from 3.4% in 4Q09 and up from negative 101.1% in 1Q09. Basic and diluted income per ADS was US$0.14 and US$0.13, respectively, in 1Q10, compared to US$0.03 per basic and diluted ADS in 4Q09 and a loss of US$0.19 per basic and diluted ADS in 1Q09.

Excluding share-based compensation expenses, the Company’s non-GAAP net income for 1Q10 was US$8.7 million, up from a non-GAAP net income of US$2.9 million in 4Q09 and up from a non-GAAP net loss of US$7.7 million in 1Q09. Diluted non-GAAP income per ADS in 1Q10 was US$0.17, compared with US$0.06 per ADS in the prior quarter and a non-GAAP diluted loss per ADS of US$0.18 in 1Q09.

Balance Sheet and Cash Flow

As of March 31, 2010, the total balance of cash and cash equivalents, term deposit with maturity dates over 90 days and restricted cash, which is available to use when the related expenses occurred and appropriate obligations are satisfied, (collectively, “cash”) was US$133.9 million, an increase of US$20.2 million from US$113.7 million as of December 31, 2009. The increase primarily resulted from a rise in advances from customers and 1Q10 net profit, partially offset by an increase in inventory. In 1Q10, the Company generated US$28.7 million in cash from operating activities and used $0.9 million cash on property and equipment as well as US$2.1 million toward intangible asset acquisitions

Accounts receivable and notes receivable (collectively, “A/R”) decreased by US$4.6 million from US$8.4 million as of December 31, 2009 to US$3.8 million as of March 31, 2010. Average A/R days decreased sequentially from 21 days to 11 days as a result of shorter cash collection period upon customer acceptance. Inventory as of March 31, 2010 was US$37.0 million, an increase of US$11.5 million from December 31, 2009. This increase resulted from a rise in deferred costs, which consisted of products shipped to customers where the rights and obligations of ownership had passed to the customers, but revenue had not yet been recognized due to pending customer acceptance. Inventory days were 99 days based on the average inventory amount of this quarter as a result of the higher inventory balance, partially offset by higher sales. Total assets as of March 31, 2010 were US$247.6 million, up US$28.5 million from US$219.1 million as of December 31, 2009. The increase in total assets was primarily attributable to increases of US$20.2 million in cash, US$11.5 million in inventory and US$6.4 million in equity investment, partially offset by a decrease in other long-term assets due to refund of RMB 46.5 million (approximately $6.8 million) deposit for the land use rights paid by the Company in 2007.

Current liabilities increased from US$55.1 million as of December 31, 2009 to US$73.1 million as of March 31, 2010, as a result of increases of US$15.3 million in advance from customers, US$1.2 million in accounts payable and US$0.6 million in income tax payable. Long-term liabilities as of March 31, 2010 were US$49.3 million, compared to US$49.4 million as of December 31, 2009.

BUSINESS OUTLOOK:

Spreadtrum currently expects revenue in the second quarter of 2010 to be in the range of US$65-68 million. The Company also estimates that gross margin for the second quarter of 2010 will remain in line with the first quarter of 2010.

The Company filed its Annual Report on Form 20-F for the year ended December 31, 2009 with the U.S. Securities Exchange Commission on May 7, 2010 and has made its Annual Report available online at http://www.spreadtrum.com. The Company will also furnish a hard copy of the Annual Report to shareholders free of charge upon request.

WEBCAST OF CONFERENCE CALL:

The Company’s management team will conduct a conference call at 9:00 pm (Eastern) on Monday, May 17, 2010. A webcast of the conference call will be accessible on the Company’s web site at http://www.spreadtrum.com. The conference call can also be accessed via the following telephone numbers:

	Toll Free	Toll
• United States	1-866-804-6923	1-857-350-1669

• China	10-800-130-0399

• South China	China Telecom 10-800-130-0399 China Netcom 10-800-852-1490

• North China	China Telecom 10-800-152-1490

• Hong Kong	###-##-####

• United Kingdom	00-800-280-02002

Participant Passcode	Spreadtrum or SPRD

A telephone replay will be available shortly after the call until May 24, 2010 at (US Toll Free) 1-888-286-8010 or (US Toll) 1-617-801-6888. Passcode: 43676534.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company believes that the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income (loss), and non-GAAP diluted earnings per ADS provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income (loss) by the US GAAP weighted average diluted shares outstanding.

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	March 31,	December 31,	March 31,	Change from
	2009	2009	2010	1Q09	4Q09
Revenue	$8,216	$42,257	$52,113	534%	23%
Cost of revenue	6,622	24,444	28,410	329%	16%

Gross profit	1,594	17,813	23,703	1387%	33%

Operating expenses
Research & development	7,784	11,459	11,990	54%	5%
Selling, general & administrative	3,373	3,865	4,251	26%	10%

Total operating expenses	11,157	15,324	16,241	46%	6%
Operating income (loss)	(9,563)	2,489	7,462	(178)%	200%

Non-operating income (expense)
Interest income	244	511	609	150%	19%
Interest expense	(43)	(710)	(696)	1519%	(2)%
Other income (expense), net	416	(32)	(124)	(130)%	288%

Total non-operating income (expense)	617	(231)	(211)	(134)%	(9)%
Income (loss) before tax and equity in (loss) earnings of affiliates	(8,946)	2,258	7,251	(181)%	221%
Income tax expense (benefit)	(641)	809	583	(191)%	(28)%
Equity in (loss) of affiliates, net of taxes	—	—	(82)	—	—

Net income (loss)	(8,305)	1,449	6,586	(179)%	355%

Income (loss) per ADS, basic	(0.19)	0.03	0.14	(174)%	367%
Income (loss) per ADS, diluted	(0.19)	0.03	0.13	(168)%	333%

Margin analysis:
Gross margin	19.4%	42.2%	45.5%
Operating margin	(116.4)%	5.9%	14.3%
Net margin	(101.1)%	3.4%	12.6%

Weighted average ADS equivalent: [1]
Basic	44,108,981	45,523,939	46,539,706

Diluted	44,108,981	49,123,120	50,424,925
ADS equivalent outstanding at end of period	44,247,916	46,030,473	46,722,120

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

	As of
	September 30, 2009	December 31, 2009	March 31, 2010
	(unaudited)	(unaudited)	(unaudited)

Cash and cash equivalents	$47,832	$37,809	$33,908
Restricted cash	$5,741	$11,496	$18,677
Short term deposits	$7,322	$20,504	$37,384
Notes receivable	$1,356	$1,383	$266
Accounts receivable, net	$9,591	$7,008	$3,569
Inventories	$20,562	$25,541	$37,038
Deferred tax assets	$2,085	$1,347	$1,347
Prepaid expenses and other current assets	$5,596	$5,562	$8,870
Total current assets	$100,085	$110,650	$141,059

Property and equipment, net	$27,405	$27,090	$26,568
Acquired intangible assets, net	$27,088	$26,621	$25,208
Equity Investment	$713	$1,001	$7,428
Deferred tax assets	$1,060	$570	$570
Goodwill	$2,000	$2,000	$2,000
Long term deposits	$43,930	$43,935	$43,948
Other long term assets	$7,055	$7,227	$819
Total assets	$209,336	$219,094	$247,600

Accounts payable	$22,098	$19,498	$20,727
Advances from customers	$5,848	$14,667	$29,929
Income tax payable	$3,487	$3,071	$3,655
Current deferred income tax liabilities	$53	$—	$—
Accrued expenses and other current liabilities	$17,871	$17,888	$18,780
Total current liabilities	$49,357	$55,124	$73,091

Long term loan	$43,930	$43,935	$43,948
Other long-term obligations	$6,476	$5,464	$5,379
Total long term liabilities	$50,406	$49,399	$49,327
Total liabilities	$99,763	$104,523	$122,418

Shareholders’ equity	$109,573	$114,571	$125,182
Total liabilities & shareholders’ equity	$209,336	$219,094	$247,600

Spreadtrum Communications, Inc.

Supplemental Information

(in thousands of US dollars, except percentages)

	2Q08	3Q08	4Q08	1Q09
Revenue
Baseband and RF Semiconductor	$38,713	$18,765	$9,298	$8,007
Turnkey Solutions	$1,514	$1,212	$937	$209

Total	$40,227	$19,977	$10,235	$8,216
As % of Total Revenue
Baseband Semiconductor	96.2%	93.9%	90.8%	97.5%
Turnkey Solutions	3.8%	6.1%	9.2%	2.5%
Gross Margin	45.2%	43.7%	-26.8%	19.4%

	2Q09	3Q09	4Q09	1Q10
Revenue
Baseband and RF Semiconductor	$16,071	$38,349	$42,118	$52,107
Turnkey Solutions	$147	$30	$139	$6

Total	$16,218	$38,379	$42,257	$52,113
As % of Total Revenue
Baseband and RF Semiconductor	99.1%	99.9%	99.7%	100.0%
Turnkey Solutions	0.9%	0.1%	0.3%	0.0%
Gross Margin	23.6%	39.0%	42.2%	45.5%

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	March 31, 2009	December 31, 2009	March 31, 2010
Cost of revenue	$6,622	$24,444	$28,410
Adjustment for share-based compensation	(29)	(83)	(102)

Cost of revenue (non-GAAP)	$6,593	$24,361	$28,308
Operating income (loss)	$(9,563)	$2,489	$7,462
Adjustment for share-based compensation within: Cost of revenue	29	83	102
Research and development	312	801	1,200
Selling, general, and administrative	300	575	776

Operating income (loss) (non-GAAP)	(8,922)	3,948	9,540
Net income (loss)	(8,305)	1,449	6,586
Adjustment for share-based compensation within: Cost of revenue	29	83	102
Research and development	312	801	1,200
Selling, general, and administrative	300	575	776

Net income (loss) (non-GAAP)*	(7,664)	2,908	8,664
Income (loss) per ADS, diluted	(0.19)	0.03	0.13
Adjustment for share-based compensation	0.01	0.03	0.04

Income (loss) per ADS, diluted (non- GAAP)*	(0.18)	0.06	0.17
Gross margin	19.4%	42.2%	45.5%
Adjustment for share-based compensation	1.1%	0.2%	0.2%
Gross margin (non-GAAP)	20.5%	42.4%	45.7%
Operating margin(loss)	(116.4)%	5.9%	14.3%
Adjustment for share-based compensation	7.8%	3.5%	4.0%

Operating margin(loss) (non-GAAP)	(108.6)%	9.4%	18.3%
Net margin(loss)	(101.1)%	3.4%	12.6%
Adjustment for share-based compensation	7.8%	3.5%	4.0%

Net margin(loss) (non-GAAP)*	(93.3)%	6.9%	16.6%

Operating expenses	$11,157	$15,324	$16,241
Adjustment for share-based compensation:

Research and development	(312)	(801)	(1,200)

Selling, general, and administrative	(300)	(575)	(776)

Operating expenses (non-GAAP)	$10,545	13,948	$14,265

*	The non-GAAP adjustment does not take into consideration the impact of taxes.

ABOUT SPREADTRUM COMMUNICATIONS, INC.

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

SAFE HARBOR STATEMENT:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s consistent execution on its key objectives, the Company’s ability to consistently drive business from the customers, the effectiveness of the Company’s product portfolio in helping expanding the Company’s market share in the 2G and 3G markets, the Company’s ability to overcome the challenges as the toughening competitive environment, capacity constraints, market uncertainty and growing pressures on ASPs, and the Company’s expectations with respect to revenue being in the range of US$65-68 million in the second quarter of 2010 with flat gross margin as compared to the first quarter of 2010. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the commercial deployment of TD-SCDMA technology will grow; market acceptance of products utilizing TD-SCDMA technology; the Company’s ability to sustain recent rates of growth; the state of and any change in the Company’s relationship with its major customers and Chinese government agencies; the Company’s ability to successfully complete the projects of the Chinese TD-SCDMA operator; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and the annual report on Form 20-F filed on May 7, 2010, especially the section under “Risk Factors” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact: Investor Relations
Tel:	+86-21-5080-2727
Email:	ir@spreadtrum.com
Web:	http://www.spreadtrum.com

Exhibit 99.2

Spreadtrum Communications Schedules Annual Shareholder Meeting for June 29, 2010

SHANGHAI, China, May 27 — Spreadtrum Communications, Inc. (Nasdaq: SPRD) (the “Company”), one of China’s leading wireless baseband chipset providers, today announced that it will hold its 2010 Annual General Meeting of Shareholders (“AGM”) on Tuesday, June 29, 2010, at 10:00 a.m. Beijing Standard Time. The meeting will be held at Howard Johnson Hotel Zhangjiang Shanghai at Spreadtrum Center, Building No. 2, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China. Shareholders of record at the close of business on May 27, 2010 will receive copies of the meeting notice and proxy materials.

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that designs, develops and markets integrated solutions with baseband processors and radio frequency (RF) transceivers for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly- integrated baseband processors with multimedia functionality and power management. Spreadtrum offers terminal manufacturers a comprehensive portfolio of highly-integrated baseband processor solutions, as well as multimedia chips, RF chips, protocol software and software application platforms. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

For more information, please contact:

Investor Contact:

Investor Relations

Tel: +86-21-5080-2727 x2268

Email: ir@spreadtrum.com

Exhibit 99.3

SPREADTRUM COMMUNICATIONS, INC.

(Incorporated in the Cayman Islands with limited liability)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT an Annual General Meeting (“AGM”) of SPREADTRUM COMMUNICATIONS, INC. (the “Company”) will be held at Howard Johnson Hotel Zhangjiang Shanghai at Spreadtrum Center, Building No. 2, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China, on June 29, 2010 at 10:00 a.m. Beijing Standard Time for the following purposes:

1.	To receive and consider the audited financial statements of the Company and the reports of the directors and auditors for the year ended December 31, 2009.

2.	To consider and, if thought fit, pass, ratify, approve and confirm the following resolutions:

AS ORDINARY RESOLUTIONS

THAT Datong Chen, currently a Class III Director of the Company, be re-elected for a full term of three years effective from the date of expiry of his current directorship as a Class III Director of the Company, in accordance with Article 77(b) of the Articles of Association of the Company.

THAT Scott Sandell, currently a Class III Director of the Company, be re-elected for a full term of three years effective from the date of expiry of his current directorship as a Class III Director of the Company, in accordance with Article 77(b) of the Articles of Association of the Company.

THAT PricewaterhouseCoopers Zhong Tian CPAs Limited Company be retained as the Company’s independent auditor for the fiscal year ending December 31, 2010.

BOARD OF DIRECTORS OF

SPREADTRUM COMMUNICATIONS, INC.

May 27, 2010

Place of business:

c/o Spreadtrum Communications (Shanghai) Co., Ltd.

Spreadtrum Center,

Building No. 1, Lane 2288

Zuchongzhi Road, Zhangjiang

Shanghai 201203

People’s Republic of China

*A form of proxy has been included with this Notice.

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NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 3 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A shareholder entitled to attend and vote at the above AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. A proxy need not be a shareholder of the Company. Nevertheless, the proxy may bring the I.D. card and POA (Power of Attorney) issued by the individual shareholder or the duly authorised officer, director or attorney acting on behalf of the entity shareholder, when presenting and voting in the shareholder’s stead in the AGM.

2	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send it to, or deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Spreadtrum Communications (Shanghai) Co., Ltd. at Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China, in each case marked for the attention of the Chief Financial Officer no later than June 25, 2010. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

3	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

4	If two or more persons are jointly regarded as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares.

5	Shareholders holding not less than an aggregate of one-third of all voting share capital of the Company in issue in person or by proxy and entitled to vote on the resolutions will constitute quorum at the AGM.

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Spreadtrum Communications, Inc.

(the “Company”)

FORM OF PROXY FOR MEMBERS

The Proxy must be signed, completed, and received by the Company by June 25, 2010 at the address and in the manner as set forth on item (6) of the instruction Notes attached.

I/We

Please Print Name(s)

of

Please Print Address(es)

being the registered shareholder(s) of the Company with                                                               shares respectively hereby appoint

                                                                                               of

or failing him/her

                                                                                               of

or failing him/her the duly appointed Chairman of the Annual General Meeting of the Company (the “AGM”), with full power of substitution, as my/our proxy to vote for me/us and on my/our behalf at the AGM to be held on June 29, 2010 at 10:00 a.m. Beijing Standard Time at Howard Johnson Hotel Zhangjiang Shanghai at Spreadtrum Center, Building No. 2, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China and at any adjournment of the AGM. My proxy is instructed to vote on resolutions in respect of the matters specified in the Notice of the AGM as indicated below:

Ordinary Resolutions	For	Against	Abstain

1. RESOLVED AS AN ORDINARY RESOLUTION that Datong Chen, currently a Class III Director of the Company, be re-elected for a full term of three years effective from the date of expiry of his current directorship as a Class III Director of the Company, in accordance with Article 77(b) of the Articles of Association of the Company.

2. RESOLVED AS AN ORDINARY RESOLUTION that Scott Sandell, currently a Class III Director of the Company, be re-elected for a full term of three years effective from the date of expiry of his current directorship as a Class III Director of the Company, in accordance with Article 77(b) of the Articles of Association of the Company.

3. RESOLVED AS AN ORDINARY RESOLUTION that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be retained as the Company’s independent auditor for the fiscal year ending December 31, 2010.

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Please tick or mark with an “X” in the spaces above to indicate your voting preference. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM and at any adjournment of the AGM.

[In the event the Chairman of the Board of Directors is not present within fifteen minutes after the time appointed for the AGM, the undersigned shareholder approves the selection of Liyou Leo Li to serve as the chairman of the AGM, in accordance with Article 61 of the Articles of Association of the Company.]**

Dated:                      day of                      2010

Shareholder Signature:

Name:

Co-Shareholder Signature (if applicable):

Name:

Names of all other joint holders (if applicable):

** Delete this if you do NOT wish to approve the selection of Liyou Leo Li to serve as chairman of the AGM and your proxy will then choose a chairman of the meeting together (with other Shareholders during the meeting) pursuant to Article 61.

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NOTES

1	Completion of full name(s) and address(es) shall be inserted in BLOCK CAPITAL LETTERS.

2	Please insert the number of shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the Shares registered in your name(s).

3	A proxy need not be a shareholder of the Company. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the duly appointed Chairman of the Annual General Meeting of the Company, will be appointed as your proxy.

4	If this form is returned duly signed but without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

5	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of an officer or attorney duly authorised for that purpose.

6	To be valid, this form must be signed, completed, delivered and received (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) by June 25, 2010 at the offices of Spreadtrum Communications (Shanghai) Co., Ltd. at Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China, in each case marked for the attention of the Chief Financial Officer.

7	Any alterations made to this form must be initialled by the person who signs it.

8	The completion and return of this form will not prevent you from attending the AGM and voting in person should you so wish.

9	This Proxy must be signed by the person(s) registered in the Company’s register of members as of the close of business on May 27, 2010. In the case of joint holders:

9.1	the senior should sign the form, but the names of all other joint holders should be stated on the form; and

9.2	the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

For these purposes, seniority is determined by the order in which your names stand in the Company’s register of shareholders in respect of the relevant shares.

10	A proxy may vote on a poll.

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